File No.  0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2004

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:________.]

EXHIBIT INDEX
SIGNATURES

EXHIBIT INDEX

Exhibit Title	Page
A. Financial Statements for the Year End 2003	1-48

MACRONIX INTERNATIONAL CO., LTD.

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITORS’ REPORT

AS OF MARCH 31, 2004 AND 2003

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

MACRONIX INTERNATIONAL CO., LTD.
BALANCE SHEETS
March 31, 2004 and 2003
(Amounts in thousand New Taiwan Dollars)

		As of March 31,
	Notes	2004	2003
ASSETS
Current assets
Cash and cash equivalents	2, 4(1)	$7,251,969	$6,114,237
Notes receivable (net)	4(2)	315,330	132,099
Accounts receivable (net)	4(3)	2,017,580	1,972,234
Receivables from related parties (net)	4(4), 5	608,306	226,726
Other receivables		219,460	316,749
Other financial assets	2, 4(5)	—	173,750
Inventories (net)	2, 4(6)	4,441,809	4,705,367
Prepaid expenses		346,047	442,023
Deferred income taxes-current (net)	2, 4(21)	155,591	651,827
Restricted cash — current	6	1,114,099	3,042,660

Total current assets		16,470,191	17,777,672

Long-term equity investments	2, 4(7)	4,298,194	2,744,671

Property, plant and equipment	2, 4(8), 6
Land		598,076	598,076
Buildings and facilities		23,662,374	23,037,126
Production equipment		45,372,334	43,477,510
Transportation equipment		27,334	30,194
Leased equipment		1,750,658	1,750,658
Leasehold improvements		2,419	4,468
Research and development equipment		1,963,060	1,526,448
Office furniture and fixtures		884,951	881,631

Total property, plant and equipment		74,261,206	71,306,111
Less: Accumulated depreciation		(44,446,842)	(36,502,214)
Add: Construction in progress		221	37,898
Prepayments for equipment		391,843	2,759,859

Net property, plant and equipment		30,206,428	37,601,654

Intangible assets	2
Software		220,945	349,031
Deferred charges		604,673	729,833

Total intangible assets		825,618	1,078,864

Other assets
Idle assets	2, 4(9)	—	—
Refundable deposits		4,746	36,143
Deferred income taxes(net) — noncurrent	2, 4(21)	1,721,800	1,265,319
Restricted cash — noncurrent	6	247,687	260,625
Other assets		67,387	151,185

Total other assets		2,041,620	1,713,272

Total assets		$53,842,051	$60,916,133

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debts	4(10), 6	$614,247	$—
Notes and Accounts payable		1,741,607	1,072,518
Payable to related parties	5	189,412	167,051
Income taxes payable	2, 4(21)	163,966	300,783
Accrued expenses		1,455,879	1,465,431
Payable to equipment suppliers		427,629	1,105,279
Current portion of debentures	2, 4(13), 6	6,419,484	3,597,051
Current portion of long-term debts	4(11), 6	1,661,297	2,155,137
Current portion of capital lease obligations	4(12), 6	621,195	631,318
Other current liabilities		84,296	40,905

Total current liabilities		13,379,012	10,535,473

Long-term liabilities
Debentures, less current portion	2, 4(13), 6	3,388,881	15,042,056
Long-term debts, less current portion	4(11), 6	7,106,473	7,310,953
Capital lease obligations, less current portion	4(12), 6	158,701	820,633

Total long-term liabilities		10,654,055	23,173,642

Other liabilities
Accrued pension cost	2, 4(22)	206,355	138,582
Refundable deposits-in		249	143

Total other liabilities		206,604	138,725

Total liabilities		24,239,671	33,847,840

Shareholders’ equity
Capital	4(14)
Common shares		44,302,519	37,331,495
Unregistered common shares		484,525	—
Capital Reserve	4(16)
Additional paid-in capital		—	2,672,076
Long-term equity investments related adjustments		7,931	356
Retained earnings
Legal reserve	4(17)	—	1,708,690
Special reserve		—	378,657
Accumulated deficits	4(18)	(14,084,978)	(12,679,801)
Other adjustment items Unrealized loss on long-term investments	2, 4(7)	(48,124)	(1,383,483)
Cumulative translation adjustments	2	128,943	228,739
Treasury stock	2, 4(19)	(1,188,436)	(1,188,436)

Total shareholders’ equity		29,602,380	27,068,293

Total liabilities and shareholders’ equity		$53,842,051	$60,916,133

See accompanying notes to financial statements

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF OPERATIONS
For the three-month periods ended March 31, 2004 and 2003
(Amounts in thousand New Taiwan Dollars except share data)

			Three-month period ended March 31,
	Description	Notes	2004	2003
	Sales revenue	2, 4(23), 5	$4,834,700	$3,020,970
Less:	Sales returns		(4,397)	(6,700)
	Sales discounts		(26,211)	(11,822)

	Net sales revenue	2, 4(23)	4,804,092	3,002,448
	Cost of goods sold		(4,645,862)	(4,541,345)

	Gross profit (loss)		158,230	(1,538,897)
Plus:	Unrealized profit as of January 1	2	2,141	8,618
Less:	Unrealized profit as of March 31	2	(388)	(8,618)

	Realized gross profit (loss)		159,983	(1,538,897)

	Operating expenses	2, 4(24), 5
	Selling expenses		(144,593)	(137,268)
	Administrative expenses		(263,901)	(254,592)
	Research and development expenses		(582,031)	(706,051)

	Total operating expenses		(990,525)	(1,097,911)

	Operating loss		(830,542)	(2,636,808)

	Non-operating income
	Interest income		17,829	21,472
	Net gain from equity investments		209,618	—
	Gain on disposal of assets	2, 5	608	—
	Gain on disposal of investments		43,639	2,340
	Foreign exchange gains	2	3,099	18,393
	Reversal of allowance for bad debts	2	15,398	—
	Reversal of inventory loss provision	2	717,541	—
	Others		23,934	10,384

	Total non-operating income		1,031,666	52,589

	Non-operating expenses
	Interest expense		(181,052)	(284,970)
	Loss on long-term equity investments	2, 4(7)	—	(248,246)
	Loss on disposal of assets		—	(143)
	Inventory loss provision	2, 4(6)	—	(79,373)
	Others	2, 4(9)	(1,552)	(13,675)

	Total non-operating expenses		(182,604)	(626,407)

	Income (loss) before taxes		18,520	(3,210,626)
	Income tax expense	2, 4(21)	—	—

	Net income (loss)		$18,520	$(3,210,626)

	Net income (loss) before taxes per share	2, 4(20)	$0.004	$(0.88)

	Net income (loss) per share	2, 4(20)	$0.004	$(0.88)

	Diluted net income (loss) before taxes per share		$0.004

	Diluted net income (loss) per share		$0.004

	Pro-forma data: assuming the Company’s shares owned by subsidiaries were not treated as treasury stock
	Net income (loss)		$43,456	$(3,226,099)

	Net income (loss) per share	2, 4(20)	$0.01	$(0.88)

	Diluted net income before taxes per share		$0.01

	Diluted net income per share		$0.01

See accompanying notes to financial statements

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2004 and 2003
(Amounts in thousand New Taiwan Dollars except share data)

	Three-month periods ended March 31,
Description	2004	2003
Cash flows from operating activities:
Net income (loss)	$18,520	$(3,210,626)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	1,845,315	2,229,598
(Reversal of) allowance for bad debts	(15,398)	3,073
Inventory loss provision (reversal)	(717,541)	79,373
Net (gain) loss from equity investments	(209,618)	248,246
Gain on disposal of long-term investments	(40,958)	(2,340)
Gain on disposal of short-term investments	(2,681)	—
Amortization	147,108	160,272
Deferred income taxes	9,254	—
(Gain) loss on disposal of property, plant and equipment	(608)	143
Changes in operating assets and liabilities:
Accrued pension cost	23,488	23,162
Notes receivable	(157,003)	(36,152)
Accounts receivable	263,701	332,436
Receivable from related parties	(178,795)	25,059
Inventories	301,194	304,179
Prepaid expenses	67,330	110,348
Other receivable	(13,960)	61,569
Notes and accounts payable	(193,242)	(299,154)
Payable to related parties	(12,392)	(65,600)
Accrued expenses	(125,347)	(250,662)
Income taxes payable	(51,250)	—
Other current liabilities	17,778	(16,099)
(Decrease) increase in reserve for redemption of debentures	51,630	(383,766)

Net cash provided by operating activities	1,026,525	(686,941)

Cash flows from investing activities:
Decrease (increase) in restricted cash	38,698	(7,837)
Decrease in short-term investments	2,681	2,340
Additions to other financial assets	—	(173,750)
Additions to long-term equity investments	(82,684)	—
Purchase of property, plant and equipment	(351,491)	(1,100,344)
Proceeds from disposal of long-term investments	60,602	—
Proceeds from disposal of property, plant and equipment	—	3,314
Proceeds from disposal of intangible assets	—	430
Decrease in refundable deposits — asset	8,251	1,802
Additions to intangible assets	(68,088)	(145,476)
Decrease (increase) in other assets	24,783	18,545

Net cash used in investing activities	$(367,248)	$(1,400,976)

Cash flows from financing activities:
Net decrease in short-term debts	$(200,402)	$(696,176)
Net increase (decrease) in refundable deposits — liability	106	(6)
Net increase (decrease) in long-term debts	(63,763)	1,238,310
Net decrease in capital lease obligations	(178,621)	(154,432)
Net increase (decrease) in debentures	(2,823,900)	635,354

Net cash (used in) provided by financing activities	(3,266,580)	1,023,050

Net decrease in cash and cash equivalents	(2,607,303)	(1,064,867)
Cash and cash equivalents at beginning of period	9,859,272	7,179,104

Cash and cash equivalents at end of period	$7,251,969	$6,114,237

Supplemental disclosures of cash flow information:
Interest paid during the period (excluding capitalized interest)	$185,803	$329,781

Income tax paid during the period	$43,774	$387

Non-cash activities:
Current portion of debentures transferred to current liabilities	$6,419,484	$3,597,051

Current portion of long-term debts transferred to current liabilities	$1,661,297	$2,155,137

Current portion of capital lease obligations transferred to current liabilities	$621,195	$631,318

Conversion of convertible debentures	$443,360	$460,181

Cumulative translation adjustments	$60,769	$(8,845)

Unrealized losses on long-term investments	$46,265	$404,402

Cash paid for purchase of property, plant and equipment:
Purchase of property, plant and equipment	$237,365	$653,708

Decrease in payables to equipment suppliers	114,126	446,636

Cash paid	$351,491	$1,100,344

See accompanying notes to financial statements

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
March 31, 2004 and 2003
(Amounts in thousands except shares, per share data and percentage)

1.	Organization and Business

The Company
Macronix International Co., Ltd. (the “Company”) was incorporated in the Hsinchu Science Park (“HSP”), Taiwan, under the laws of the Republic of China (the “R.O.C.”) on December 9, 1989. The Company operates principally as a designer, manufacturer and supplier of integrated circuits and memory chips. As of March 31, 2004 and 2003, the numbers of the Company’s employees were 3,472 and 3,547, respectively.

2.	Summary of Significant Accounting Policies

The accompanying financial statements are prepared in accordance with R.O.C.’s “Guidelines Governing the Preparation of Financial Reports by Securities Issuer” and generally accepted accounting standards. Significant accounting policies are summarized as follows:

Cash Equivalents
Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and so close to their maturity that they present insignificant risk of changes in interest rates. Commercial paper, negotiable certificates of deposit, and bank acceptances with original maturities within three months are considered cash equivalents.

Short-term Investments Short-term investments are recorded at cost and carried at lower of cost or market value on the balance sheet date using the weighted average cost method.

Foreign Currency Translation and Transaction
The Company maintains its accounting records in New Taiwan dollars (“NT Dollars” or “NT$”), the national currency of the Republic of China. Transactions denominated in foreign currencies are recorded in NT Dollars using the exchange rates in effect at the dates of the transactions. Assets and liabilities denominated in foreign currencies are translated into NT Dollars using the exchange rates in effect at the balance sheet date. Foreign exchange gains and losses are included in the statements of operations.

The assets and liabilities of the foreign subsidiaries are translated into NT Dollars, with the local currency of each foreign subsidiary as its functional currency, at current exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated using a weighted average exchange rate for the relevant period. Translation gains and losses are included as a component of shareholders’ equity.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentage)

Allowance for Doubtful Accounts
The allowance for doubtful accounts is provided based on the Company’s credit policy, the collectibility and aging analysis of notes and accounts receivable and other receivables.

Other Financial Assets
Other financial assets are credit-linked notes that are recorded at cost using the specific identification method. Interest income is calculated based on the contracted interest rate.

Inventories
Inventories are carried at the lower of cost or market value using the weighted average cost method. Replacement cost is used to determine the market value of raw materials and supplies, and unallocated freight-in. Net realizable value is used to determine the market value of work in process, finished goods and commodities purchased. The lower of cost or market method is applied to each major category of inventory. A slow-moving reserve is provided based on inventory aging.

Long-term Investments
(1)	Long-term investments in which the Company holds an interest of 20% or more and has the ability to exercise significant influence are accounted for under the equity method of accounting. The difference between the cost of the investment and the fair value of the identifiable assets at the date of acquisition is amortized over five years. Adjustment to capital reserve is required when holding percentage changes due to unproportional subscription to investee’s new shares issued. If the capital reserve is insufficient, retained earning is adjusted. Other long-term investments are carried at the lower of cost or market value, with unrealized losses recorded as a separate component under shareholders’ equity. Recognition of unrealized gains is prohibited.

(2)	Unrealized sales profit or loss between investor and investee is eliminated based on investor’s ownership in investee. Exception applies to downstream sales where investor possesses control over investee. In such case all profit or loss is eliminated.

(3)	When a long-term investment is disposed, the difference between the selling price and book value of such investments is treated as a disposal gain or loss. In addition, the related additional paid-in capital is proportionally adjusted and recognized as gain or loss.

(4)	In accordance with R.O.C. financial reporting regulations, the quarterly financial statements are not prepared on a consolidated basis.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentage)

Property, Plant and Equipment Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the following useful lives:

Buildings and facilities	5 to 20 Years
Production equipment	5 Years
Transportation equipment	5 Years
Leased equipment	5 Years
Leasehold improvements	5 Years
Research and development equipment	5 Years
Office furniture and fixtures	3 to 5 Years

Properties serve in operations beyond their original estimated service lives are further depreciated over their newly estimated service lives based on the residual value.

Major improvements and replacements are capitalized over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred. Disposition gains or losses are presented under non-operating income or expenses.

Equipment held for non-operating purposes is transferred to idle asset and is valued at the lower of net realizable or book value. Depreciation derived from idle assets is recorded under non-operating expenses.

Capital Lease Obligations
Capital leases are carried at lower of fair value, or present value of aggregate future lease payments less related costs, alone with related liabilities. Estimated useful lives are based on lease terms for purpose of depreciation. Exception applies when the Company has first-in-line privilege to renew the lease, or when the Company is awarded ownership of leased property at the end of lease with no additional cost. In such cases the lease term does not affect estimation of useful lives for leased assets. The lease obligation is amortized over the lease term using effective interest method. Rental expenses are charged for operating leases as opposed to depreciation charged for capital leases.

Intangible Assets
Intangible assets are recorded at cost and amortized over estimated useful lives using straight-line method. Royalties and issuing costs of debentures are amortized based on contract terms and durations of the debentures, respectively. Computer software is amortized over three years, while other intangible assets are amortized over 1~5 years.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentage)

Revenue Recognition Revenue is recognized in accordance with R.O.C. Statement of Financial Accounting Standards No. 32, “Accounting for Revenue Recognition.”

Capital Expenditures vs. Expenses Unless immaterial in aggregate, expenditures are capitalized if they increase future service potential of assets. All others are expensed as incurred.

Convertible Bonds
The interest-premium of puttable convertible bonds, which is the difference between the specified put price and the par value, is amortized using the interest method and is recognized as a liability over the period from the issuance date of the bonds to the expiry date of the put option. If the bondholder does not exercise the put option, the interest-premium, which has been recognized as a liability, is amortized over the period from the expiry date to the maturity date using the interest method. However, if at the expiry date, the market value of the common stock under conversion exceeds the put price, the interest-premium should be credited to additional paid-in capital.

The cost of issuing convertible bonds is recorded as deferred assets and is amortized over the period from the issuance date of the convertible bonds and the expiry date of the put option.

When bondholders exercise their conversion rights, the book value of convertible bonds is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to capital reserve; no gain or loss is recognized on bond conversion.

Income Taxes
The Company recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases, including investment and research and development tax credits. A valuation allowance is provided based on the expected realization of the deferred tax assets. Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the R.O.C. The 10% tax on undistributed earnings is recorded as an expense at the time the shareholders resolve that the Company’s earnings shall be retained.

Income tax credits resulting from the acquisition of equipment, research and development expenditures, employee training and investment in equity stock are recognized in the year that such expenditures, training and investment occur.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentage)

Employee Retirement Benefits
The Company has a defined benefit pension plan covering substantially all of its employees. The plan provides for a lump sum payment upon retirement based on years of service and the employee’s compensation during the last six months of employment. In accordance with the Labor Standards Law of the R.O.C., the Company makes monthly contributions equal to 2 % of its wages and salaries. On the basis of an actuarial report, the monthly contribution was changed in May 1996 to 5% of the wages and salaries paid. Effective from January 1, 2002, the Company was authorized to change the monthly contribution rate to 2%. The fund, established during 1990 to meet employees’ retirement benefit entitlements, is administered by the Employees’ Retirement Fund Committee and is registered in this committee’s name. Accordingly, the pension fund is not included in the financial statements of the Company.

The Company adopted, on a prospective basis, R.O.C. Statement of Financial Accounting Standards No. 18, “Accounting for Pensions” in 1996. The Statement requires that the pension plan assets and the benefit obligations be determined on an actuarial basis. Net transition asset or obligation, prior service cost, and gains or losses from the plan assets are amortized on a straight-line basis over the employees’ average remaining service period of about twenty-five years.

Derivative Financial Instruments
(1)	Foreign exchange forward contracts
A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates for another currency on a specified date. The Company’s forward contracts are designated as hedges; discounts or premiums, being the difference between the spot exchange rate and the forward exchange rate at the inception of the contract, are accreted or amortized to the statement of operations over the contract lives using the straight-line method. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses in the period in which they relate. The related amounts due to or from counter-parties are included in other current assets or other current liabilities.

(2)	Option contracts
At maturity the Company or the financial institution, depending upon which party has the right of the option, may exercise the option to receive a said amount denominated in one currency and pay a said amount in a different currency. The conversion rate is stated in the contract.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentage)

For options, premiums are amortized over the contract lives using the straight-line method. Gains and losses are dealt with in the statement of operations upon exercise in the periods in which such options are exercised.

(3)	Other derivative financial instruments
The Company has entered into other derivative financial instruments for trading and hedging purposes. The related gains and losses on hedging instruments are recorded in the statement of operations upon the exercise of the contracts or in the same period as the hedged transaction. The changes in the fair value of trading instruments are recorded in the period of change.

Earnings Per Share
In accordance with R.O.C. Statement of Financial Accounting Standards No.24, “Earnings per Share,” the Company presents basic earnings per share if a simple capital structure exists; or both basic earnings per share and diluted earning per share if a complex capital structure exists. Basic earnings per share is equal to the net income (loss) attributable to common shares divided by the weighted-average number of common shares. When calculating diluted earnings per share, the numerator includes or adds back potential common stock dividends, interest and other conversion revenues (expenses). The denominator includes all potential dilutive common shares.

Treasury Stock
In accordance with the R.O.C. Statement of Financial Accounting Standards No.30, “Accounting for Treasury Stock,” treasury stock is accounted for under the cost method. Under the cost method, the gross cost of shares reacquired is charged to treasury stock, which is presented as a contra-equity account in the financial statements. Any surplus or deficit on treasury stock transactions are credited or charged to capital reserves. In addition, the Company’s shares owned by its subsidiaries were treated as treasury stock.

Employees’ Stock Option Plan
Effective January 1, 2004, the Company adopted intrinsic value method, set forth by R.O.C. Accounting Research And Development Foundation, for its employees’ stock option plans. Under the method, the excess of the market price over exercise price at plan date is adjusted under shareholders’ equity, and expensed over grantees’ service periods. Earned options are expensed at grant date. Plan date shall be the date that number of options to be granted and exercise price are determined.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentage)

3.	Reason and Effect of Accounting Changes

Effective January 1, 2004, the Company adopted accounting treatment for employees’ stock option plans required by Taiwan Securities and Future Commission. Such adoption does not impact the Company’s net income and shareholders’ equity for the three months ended March 31, 2004. Please refer to note 15 for pro forma net income and earning per share information.

4.	Significant Accounts

(1)	Cash and Cash Equivalents

	2004.03.31	2003.03.31
Petty cash	$330	$380
Checking and savings accounts	1,802,469	1,529,306
Time deposits	4,289,019	3,846,449
Cash equivalents — short-term papers	1,160,151	738,102

Total	$7,251,969	$6,114,237

(2)	Notes Receivable

	2004.03.31	2003.03.31
Notes receivable	$315,330	$132,099
Less: Allowance for doubtful accounts	—	—

Net	$315,330	$132,099

(3)	Accounts Receivable

		2004.03.31	2003.03.31
Accounts receivable		$2,110,500	$2,165,656
Less:	Allowance for sales returns and discounts	—	(334)
	Allowance for doubtful accounts	(92,920)	(193,088)

Net		$2,017,580	$1,972,234

(4)	Receivable from Related Parties

	2004.03.31	2003.03.31
Accounts receivable	$656,232	$239,726
Less: Allowance for doubtful accounts	(47,926)	(13,000)

Net	$608,306	$226,726

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentage)

(5)	Other financial assets

	2004.3.31	2003.3.31
Credit-linked notes	$—	$173,750

The credit-linked notes had maturity dates within one year, no pledge was provided. Related interest receivable was NT$912 as of March 31, 2003.

(6)	Inventories

	2004.03.31	2003.03.31
Merchandise	$201,709	$156,506
Raw materials	126,467	166,375
Supplies	107,753	100,400
Work in process	5,588,066	7,549,056
Finished goods	1,936,342	2,483,304
Unallocated freight-in	385	517

Total	7,960,722	10,456,158
Less: Allowance for market value decline and obsolescence	(3,518,913)	(5,750,791)

Net	$4,441,809	$4,705,367

a.	Inventories were not pledged.

b.	The insurance coverage for inventories amounted to NT$5,507,000 and NT$6,805,000 as of March 31, 2004 and 2003, respectively.

(7)	Long-term Equity Investments

	2004.03.31		2003.03.31
	Amount	%	Amount	%
Accounted for under equity method:
Macronix (BVI) Co., Ltd.	$2,082,604	100.00%	$2,019,454	100.00%
Kang Bao Investment, Ltd.	515,225	100.00%	500,353	100.00%
Hui Ying Investment, Ltd.	460,072	100.00%	403,111	100.00%
Run Hong Investment, Ltd.	365,303	100.00%	496,835	100.00%
Macronix America Inc.	169,572	100.00%	133,720	100.00%
Macronix (Hong Kong) Co., Ltd.	118,911	100.00%	—	—
MaxNova Inc.	22,865	100.00%	—	—
Magic Pixel Inc.	93,599	48.76%	37,456	100.00%
Prominent Communications, Inc.	22,872	35.23%	62,784	35.23%
Joyteck Co., Ltd.	15,313	18.18%	—	—
Caesar Technology Inc.	—	—	0	—
Less: Treasury stock owned by subsidiaries Subsubsidiaries	(142,365)		(142,365)

Subtotal	3,723,971		3,511,348

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentage)

	2004.03.31		2003.03.31
	Amount	%	Amount	%
Accounted for under cost method:
Chien Cheng Venture Capital Co., Ltd.	80,000	15.38%	80,000	15.38%
Honbond Venture Capital Co., Ltd.	120,000	15.00%	120,000	15.00%
Quality Test System, Inc.	0	14.64%	0	14.64%
Ardentec Corporation	261,192	9.68%	237,500	11.78%
Chantek Electronic Co., Ltd.	—	3.72%	0	3.72%
United Industry Gas Co., Ltd.	58,500	3.31%	58,500	3.38%
Powertech Technology Inc.	72,583	2.59%	83,135	2.99%
Chipbond Technology Inc.	30,072	1.02%	37,590	1.28%
Taiwan Mask Corporation	—	—	81	—
Subtotal	622,347		616,806

Total	4,346,318		4,128,154
Less: Allowance for market value decline	(48,124)		(1,383,483)

Net	$4,298,194		$2,744,671

a.	Hui Ying Investment Ltd. held 6,023,152 shares of the Company which amounted to NT$142,365 as of March 31, 2004 and 2003. These shares were accounted for as treasury stock.

b.	The Company recognized NT$209,618 and NT$(248,246) of long-term equity investment gains (losses) for the three months ended March 31, 2004 and 2003, respectively, based on the equity investees’ unreviewed financial statements for the relevant periods.

c.	The financial statements of the foreign equity investees were translated into NT dollars. As of March 31, 2004 and 2003, translation adjustments (decreased) increased by NT$(60,769) and NT$8,845, respectively.

d.	Caesar Technology Inc. applied for formal compulsory liquidation in the beginning of 2002 and completed the liquidation process on May 10, 2003. The application is approved by National Tax Administration of Northern Taiwan Province at September 3, 2003, and is currently seeking final approval from HsinChu District Court.

e.	In 2001, Quality Test System, Inc applied for a reduction of paid-in capital to offset accumulated deficit. The Company has provided the investment loss in full for the permanent diminution of value in the investment of Quality Test System, Inc.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentage)

f.	Chantek Electronic Co., Ltd. applied for a financial restructuring to the Hsinchu District Court in December 2001. The application was revoked in August 2002. On August 21, 2003, Chantek Electronic Co., Ltd. reduced its paid-in capital by 84.25% to offset accumulated deficit. The Company wrote off its investment to Chantek Electronic Co., Ltd. accordingly.

g.	Chipbond Technology Inc. went public on GreTai Securities Market (GTSM) in 2002. The Company, being the Board member of Chipbond Technology Inc., deposited 1,790,000 shares with book value of NT$37,590 as required by GTSM. Under GTSM regulation, such deposit shall not be transferred or pledged. 358,00 shares were withdrawn during first quarter of 2004. As of March 31, 2004, 1,432,000 shares with book value of NT$30,072 remained deposited .

h.	Powertech Technology Inc. went public on GreTai Securities Market (GTSM) in 2003. The Company, being the Board member of Powertech Technology Inc., deposited 6,771,225 shares with book value of NT$72,583 as required by GTSM. Under GTSM regulation, such deposit shall not be transferred or pledged. As of March 31, 2004, all shares remained deposited.

i.	Except as discussed above, no other long-term equity investments were pledged or subject to restriction.

(8)	Property, Plant and Equipment

a.	Total interest expense (including capitalized interest) for the three months ended March 31, 2004 and 2003 amounted to NT$184,105 and NT$323,117, respectively. Capitalized interests were as following:

	For the three-month
	period ended March 31,
Item	2004	2003
Buildings and facilities	$25	$341
Production equipment	3,028	37,806

Total	$3,053	$38,147

Effective interest rates	3.52%	4.86%

b.	The insurance coverage for property, plant and equipment amounted to NT$59,047,313 and NT$62,109,896 as of March 31, 2004 and 2003, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentage)

c.	Please refer to note 6 “Assets Pledged as Collateral” for a summary of property, plant and equipment pledged.

(9)	Idle Assets

	2004.03.31	2003.03.31
Cost:
Production Equipment	$257,895	$—
Accumulated Depreciation:
Production Equipment	(228,701)	(—)
Less: Allowance for scrap loss	(29,194)	(—)

Net	$—	$—

(10)	Short-term Debts

	2004.03.31	2003.03.31
Working capital loans	$500,000	$—
Letter of credit loans (Due within 180 days)	114,247	—

Total	$614,247	$—

a.	The Company’s unused short-term lines of credit amounted to NT$4,849,947 and NT$13,517,098 as of March 31, 2004 and 2003, respectively.

b.	The interest rates of short-term debts ranged from 1.35% to 1.95% as of March 31, 2004.

c.	There were no assets pledged as collateral for short-term debts.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentage)

(11)	Long-term Debts

	Interest Rate		Amount
Secured Loan	2004.03.31	2003.03.31	2004.03.31	2003.03.31
Loan from one bank, repayable in 21 quarterly installments from May 1998 to May 2003 with variable interest rates	—	5.49	$—	$19,000
Medium term loans from one bank, repayable in 96 monthly installments from May 1999 to April 2007 with variable interest rates	4.35%	5.52%	135,050	178,850
Medium term loans from 14 banks, repayable in 19 quarterly installments from July 1999 to January 2004 with variable interest rates			706,297	2,473,360
			(includes	(includes
	1.803.94%	5.	USD$18,280,000)	USD$51,840,000)
Medium term loan from one bank, repayable in 156 monthly installments from May 2003 to April 2016 with variable interest rates	4.35%	5.52%	826,313	889,000
Medium term loan from one bank, repayable in 8 semi-annual installments with variable interest rates	2.525%	2.675%	25,400	150,000
Medium term loan from one bank, repayable in 8 semi-annual installments with variable interest rates	—	6.50%	—	50,000
Medium term loan from one bank, repayable in 17 quarterly installments from April 2002 with variable interest rates	5.155%	5.125%	164,710	305,880
Medium term loan from one bank, repayable in 8 semi-annual installments from June 2003 with variable interest rates	5.025%	5.025%	300,000	400,000
Medium term loan from 20 banks, repayable in 10 semi-annual installments from March 2005 with variable interest rates	2.516%	2.706%	6,610,000	5,000,000

Total			8,767,770	9,466,090
Less: current portion			(1,661,297)	(2,155,137)

Net			$7,106,473	$7,310,953

a.	The Company’s unused long-term lines of credit amounted to NT$5,390,000 and NT$7,000,000 as of March 31, 2004 and 2003, respectively.

b.	Please refer to note 6 “Assets Pledged As Collateral” for long-term debts.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentage)

(12)	Capital Lease Obligations
In 2001, the Company entered into a capital lease agreement with Nintendo for equipments cost NT$1,750,658. The lease term is from July 31, 2001 to June 30, 2005. The lease obligations are repayable in 36 monthly installments from July 31, 2002 to June 30, 2005. During the lease period, the Company is not allowed to modify or sublease the equipment. The ownership of the equipment will be unconditionally transferred to the Company at the end of the lease term.

Lease obligations under the agreement were as follows:

Year	2004.03.31
2004.4.1~2005.3.31	$638,489
Less: unrealized interest expense	(17,294)

Current portion	621,195

2005.4.1~2005.6.30	159,622
Less: unrealized interest expense	(921)

Lease obligations — long-term	158,701

Total capital lease obligations	$779,896

Year	2003.03.31
2003.4.1~2004.3.31	$671,840
Less: unrealized interest expense	(40,522)

Current portion	631,318

2004.4.1~2005.3.31	671,840
2005.4.1~2005.6.30	167,960

Subtotal	839,800
Less: unrealized interest expense	(19,167)

Lease obligations — long-term	820,633

Total capital lease obligations	$1,451,951

Please refer to note 6 for the assets pledged as collateral.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentage)

(13)	Debentures

	2004.03.31	2003.03.31
CB I	$373,100	$2,739,400
Secured II	3,000,000	3,000,000
ECB II	—	2,780,000
ECB III	—	12,605
ECB IV	5,588,622	5,880,534
ECB V	356,670	3,127,500
Add: Reserve for redemption of convertible bonds	489,973	1,099,068
Total	9,808,365	18,639,107
Less: Current portion of debenture payable	(6,419,484)	(3,597,051)

Net	$3,388,881	$15,042,056

a.	The Company issued five-year unsecured domestic convertible bonds (“CB I”) on December 12, 2002. Main terms of the issue were as follows:

(a)	Total amount: NT$3,200,000. As of March 31, 2004, an aggregate principal amount of NT$2,826,900 of CB I has been converted.

(b)	The interest rate at par: 0%.

(c)	Redemption at maturity/Redemption at the option of the Company:

(i)	Redemption at maturity Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii)	Redemption at the option of the Company
The bonds may be redeemed, in whole or in part, at the option of the Company at any time on or after March 13, 2003 and prior to November 1, 2007 at an early redemption price, ranging from 100% to 103.75% of the principal amount, if (i) the closing price of the Company’s shares for each of the 30 consecutive trading days is at least 150% of the conversion price then in effect; or (ii) the bonds outstanding are less than 10% of the issue amount.

(d)	Redemption at the option of the bondholders:
The bonds are redeemable at the option of the bondholders, in whole or in part, at 110.07% and 115.87% of par from 30 days before December 11, 2005 and December 11, 2006, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentage)

(e)	Conversion:

(i)	Subject to certain exceptions, conversion may be made at any time on or after March 12, 2003 and ten days before maturity.

(ii)	The conversion price was NT$11 per share at the issuance date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. The conversion price was NT$11 from the issuance date to June 26, 2003 and then was reset to NT$8.8 after June 27, 2003.

(iii)	As of March 31, 2004, the conversion price was NT$8.7.

(iv)	The conversion price will be subject to adjustment (in the manner set forth in the Indenture) upon the occurrence of certain events set out in the Indenture, including, among other things, the declaration of dividend in common shares, subdivisions, consolidations, and the issuance of common shares in cash.

(v)	Besides the adjustments to conversion price as stated in (iii) above, conversion price is also subject to “special conversion price reset” in a manner set forth in the offering circular.

(f)	Trading Place: Taiwan

b.	On October 29, 2001, the Company issued NT$3,000,000 of five-year secured debentures (“Secured II”) due in October 2006 with a stated interest rate of 3.3%. The interest expense is repayable annually while the bonds will be paid in full at maturity.

c.	The Company issued five-year secured convertible bonds (“CB II”) on May 5, 1998. Main terms of issuance were as follows:

(a)	Total amount USD$150,000. As of April 22, 2003, an aggregate principal amount of USD$70,000 of ECB II was converted. In addition, with the resolution of the board of directors, the Company repurchased the remaining outstanding bonds in an aggregate principal amount of USD$80,000 on April 22, 2003.

(b)	The interest rate at par: 0%.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentage)

(c)	Type of debentures: Secured convertible bonds, guaranteed by standby letters of credit issued by the banks.

(d)	Duration: 5 years (From May 5, 1998 to May 5, 2003)

(e)	Redemption at maturity/Redemption at the option of the Company:

(i)	Redemption at maturity Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii)	Redemption at the option of the Company The Company may redeem the bonds at any time beginning three years after the issue date in accordance with the agreement.

(f)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, on May 5, 2003 at 129.775% of par.

(g)	Conversion :

(i)	Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds, up to April 2003.

(ii)	The conversion price was NT$53.7280 per share at the issue date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure.

(h)	Trading Place: U.S.A., Europe and Asia (except Taiwan).

d.	The Company issued five-year unsecured overseas convertible bonds (“ECB III”) on February 1, 2000. Major terms of the issuance were as follows:

(a)	Total amount: USD$200,000. As of December 31, 2003, an aggregate principal amount of USD$41,078 of the bonds was converted, while USD$148,102 was repurchased from the market and USD$10,820 was redeemed at bondholders’ request. Debt extinguishment losses of NT$9,833 for the three months ended March 31, 2003 were recorded under Non-operating expenses account.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentage)

(b)	Method of interest payment and redemption as of the maturity date: 1.0% per annum, net of a 20% withholding tax. Interest is paid on February 1 and August 1 each year. On the maturity date, the bondholders may present the bonds to the Company for repayment of principal and interest on the bonds in cash.

(c)	Duration: 5 years (From February 1, 2000 to February 1, 2005)

(d)	Redemption at maturity/Redemption at the option of the Company:

(i)	Redemption at maturity Unless previously redeemed, converted, purchased or cancelled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii)	Redemption at the option of the Company The Company may redeem the bonds at any time beginning two years after the issuance date in accordance with the agreement.

(e)	Redemption at the option of the bondholders: The bonds are redeemable at the option of the bondholders, in whole or in part, on and after February 1, 2003 at 121.422% of par.

(f)	Conversion:

(i)	Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds up to January 1, 2004.

(ii)	The conversion price was NT$69 per share at the issue date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure.

(g)	Trading places: U.S.A., Europe and Asia (except Taiwan).

e.	The Company issued five-year unsecured convertibles bonds (named “ECB IV”) on February 7, 2002. Major terms of the issuance were as follows:

(a)	Total amount: USD$169,224. As of March 31, 2004, no bonds were converted. In addition, the Company repurchased USD$1,000 of the bonds from the market subsequent to the balance sheet date.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentage)

(b)	Method of interest payment and redemption on the maturity date: 0.5% per annum. Interest is to be paid on February 7 of each year. Upon maturity, the bondholder may present the bonds to the Company for repayment at 116.372% of the principal amount and interest on the bonds in cash.

(c)	Duration: 5 years (From February 7, 2002 to February 7, 2007)

(d)	Redemption at maturity/Redemption at the option of the Company:

(i)	Redemption at maturity Unless previously redeemed, converted, purchased or cancelled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii)	Redemption at the option of the Company The Company may redeem the bonds at any time beginning three years after the issue date in accordance with the agreement.

(e)	Redemption at the option of the bondholders: The bonds are redeemable at the option of the bondholders, in whole or in part, on August 9, 2004 at 107.845% of par.

(f)	Conversion:

(i)	Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds and up to January 8, 2007.
(ii)	The conversion price was NT$31.32 per share at the issuance date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. As of March 31, 2004, the conversion price was NT$28.2329 per share.

(g)	Trading places: U.S.A., Europe and Asia (except Taiwan) and listed on the Luxembourg Stock Exchange.

f.	The Company issued five-year unsecured overseas zero coupon convertible bonds (“ECB V”) on February 10 and March 4, 2003. Major terms of issuance were as follows:

(a)	Total amount: USD$90,000. As of March 31, 2004, an aggregate principal amount of USD$78,100 has been redeemed under the request of bondholders, while USD$1,100 of the bonds has been converted.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentage)

(b)	Interest rate at par: 0% per annum.

(c)	Duration: 5 years (From February 10, 2003 to February 10, 2008)

(d)	Redemption at maturity/Redemption at the option of the Company:

(i)	Redemption at maturity
Unless previously redeemed, converted, purchased, or cancelled, the Company will redeem each bond at its redemption price equal to 100% of the outstanding principal amount on the maturity date.

(ii)	Redemption at the option of the Company
The Company may redeem the bonds at any time on or after November 11, 2003 and prior to August 10, 2004, and any time on or after August 11, 2004 and prior to February 10, 2008, at a price equal to the Early Redemption Amount (as defined in the offering circular) of the principal amount. The Company may also redeem the bonds, in whole but not in part, at any time prior to February 10, 2008 at the Early Redemption Amount, if at least 90% of the bonds have already been redeemed, repurchased and cancelled, or converted.

(e)	Redemption at the option of the bondholders:
The bonds are redeemable at the option of the bondholders, in whole or in part, on February 10, 2004, February 10, 2005, February 10, 2006 and February 10, 2007 at the redemption price equal to 100%, 102%, 104% and 106% of the outstanding principal amount, respectively.

(f)	Conversion period:

(i)	Subject to certain exceptions, conversion may be made at any time on or after March 12, 2003 and on or before January 11, 2008.

(ii)	The conversion price was NT$12.06 per share at the issuance date. However, the conversion price will be subject to adjustments set forth in the offering circular when changes occur to the capital structure. As of March 31, 2004, the conversion price was NT$ 11.9584 per share.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentage)

(iii)	The conversion price will be subject to adjustments (in the manner set forth in the Indenture) upon the occurrence of certain events set out in the Indenture, including, among other things, the declaration of dividend in common shares, stock splits, consolidations, and the issue of common shares in cash.

(iv)	Besides the adjustments to conversion price as stated in (iii), conversion price will be also subject to “special conversion price reset” in a manner set forth in the offering circular.

(g)	Trading places: listed on the Luxembourg Stock Exchange.

(14)	Capital Stock
As of January 1, 2003, the Company authorized and issued common shares amounted to NT$53,500,000 and NT$36,912,769, divided into 5,350,000,000 (including 450,000,000 shares and 400,000,000 shares reserved for future exercise of stock options and conversion of convertible bonds, respectively) and 3,691,276,875 shares at NT$10 par value, respectively.

As of March 31, 2004, unsecured domestic convertible bonds (“CB I”) in the aggregate principal amount of NT$2,826,900 were converted into the Company’s common shares which resulted in the additional issuance of 309,239,346 common shares. 45,264,278 common shares converted from CBI in first quarter, 2004, remained unregistered and were recorded under common stock to be registered in shareholders’ equity. On February 27, 2004, the Company’s Board of Directors approved to raise common shares reserved for conversion of convertible bonds to 944,748,057 shares.

As of March 31, 2004, 3,188,218 common shares were converted from ECB V and recorded under unregistered common stock to be registered in the shareholders’ equity.

On June 27, 2003, the Company’s shareholders resolved in the Shareholder’s Annual Meeting to increase the authorized share capital to NT$65,500,000, divided into 6,550,000,000 shares (including 650,000,000 and 1,120,650,500 shares reserved for future exercise of employee stock options and conversion of convertible bonds, respectively). The capital increase has been registered.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

On November 4, 2003, the Company’s Board of Directors approved issuance of 475,000,000 common shares at NT$8.11 per share for a total consideration of NT$3,852,250 on November 11, 2003. Registration has been completed.

As of March 31, 2004, the Company authorized and issued common shares amounted to NT$65,500,000 and NT$44,302,519, divided into 6,550,000,000 shares (including 650,000,000 and 944,748,057 shares reserved for future exercise of employee stock options and conversion of convertible bonds, respectively) and 4,430,251,943 shares at par of NT$10, respectively.

(15)	Employee Stock Option Plans
The Company has three employee stock option plans (“2001 plan”, “2002 plan” and “2003 plan”) that grant options to qualified employees for purchase of the Company’s common shares at pre-determined price on grant date. Such options are exercisable after two years and will be expired after six years from the grant date. The Company was authorized to grant options for up to 80,000,000 shares, 170,000,000 shares and 200,000,000 shares under the 2001 plan, 2002 plan and 2003 plan, respectively. As of March 31, 2004, none of the employee’s stock options has been exercised.

The Company will issue additional common shares for the exercised stock options under the 2001 plan, 2002 plan and 2003 plan. Unless granted stock options were revoked for illegal acts or violation of the Company’s code of conducts, the options are exercisable for up to 50%, 75% and 100% after two years, three years, and four years from the grant date, respectively. Information with respect to each stock option plan is as follows:

a.	2001 plan

							Current Period
	Total Units	Shares	Outstanding Units	Earliest Exercisable	Expiration	Exercise Price	Market Price
Grant Dates	Issued	Exercisable	(Note 1)	Dates	Dates	(Note 2)	High	Low
2002.01.16	71,768,500	71,768,500	—	2004.01.16	2008.01.15	21.2	13.45	7.75
2002.05.06	560,000	560,000	—	2004.05.06	2008.05.05	20.8	13.45	7.75
2002.10.01	1,507,000	1,507,000	141,000	2004.10.01	2008.09.30	11.1	13.45	7.75
2002.12.16	6,164,500	6,164,500	632,000	2004.12.16	2008.12.15	11.3	13.45	7.75
Total	80,000,000	80,000,000	773,000	Total options authorized: 80,000,000

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

b.	2002 plan

							Current Period
	Total Units	Shares	Outstanding Units	Earliest Exercisable	Expiration	Exercise Price	Market Price
Grant Dates	Issued	Exercisable	(Note 1)	Dates	Dates	(Note 2)	High	Low
2002.10.01	150,000,000	150,000,000	106,300,400	2004.10.01	2008.09.30	11.1	13.45	7.75
2002.12.16	10,284,500	10,284,500	5,921,500	2004.12.16	2008.12.15	11.3	13.45	7.75
2003.04.07	2,753,500	2,753,500	2,078,000	2005.04.07	2009.04.06	9.2	13.45	7.75
Total	163,038,000	163,038,000	114,299,900	Total options authorized: 170,000,000

c.	2003 plan

							Current Period
	Total Units	Shares	Outstanding Units	Earliest Exercisable	Expiration	Exercise Price	Market Price
Grant Dates	Issued	Exercisable	(Note 1)	Dates	Dates	(Note 2)	High	Low
2003.06.13	193,212,000	193,212,000	161,769,179	2005.06.13	2009.06.12	7.75	13.45	7.75
2003.11.04	829,000	829,000	615,000	2005.11.04	2009.11.03	9.00	13.45	7.75
2004.3.11	685,000	685,000	685,000	2006.3.11	2010.3.10	13.15	13.45	7.75
2004.3.30	785,000	785,000	785,000	2006.3.30	2010.3.29	12.30	13.45	7.75
Total	195,511,000	195,511,000	163,854,179	Total options authorized: 200,000,000

d.	2004 plan

See footnote 9b.

(Note 1)	As of March 31, 2004, none of the employee’s stock options has been exercised. Outstanding units were lower than those issued due to expiration, waiver to employee’s departure.

(Note 2)	Exercise prices are subject to adjustments based on the changes on the Company’s capital structure.

All options under 2001 and 2002 plans were all granted to qualified employees before April 8, 2003, with the exception of 6,962,000 expired units. Of the four grants under 2003 plan, third and fourth grants were dated after January 1, 2004 and were therefore subject to new accounting standard required by Taiwan Securities and Future Commission. These grants were accounted for under intrinsic value method. See footnote 3 for further discussion.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

For the three months ended March 31, 2004, no compensation expense was recognized as exercise price equaled to market price of the underlying stock on the grant dates.

The fair value for third and fourth grants under the 2003 plan was estimated at the grant date using Black-Scholes model. The assumptions are as follows: 1.55% risk-free interest rate; 0.00% dividend yield; 56.8% and 56.7% volatility factors for expected market price for third and fourth grants, respectively; and 4.38 years expected lives for the options. Had the Company adopted fair value method, the compensation expense recognized would have been NT$103.

The following table illustrates related information:

								Current Period
	Total Units	Outstanding	Exercisable	Earliest Exercisable	Fair	Exercise		Market Price
Grant Dates	Issued	Units	shares	Dates	Value	Price	Target	High	Low
							Common Stock of
2004.3.11	685,000	685,000	685,000	95.3.11	$6.08	$13.15	the Company	$13.45	$7.75
							Common Stock of
2004.3.30	785,000	785,000	785,000	95.3.30	$5.68	$12.30	the Company	$13.45	$7.75

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the vesting period. The Company’s pro-forma information listed as follows:

		Basic Earnings	Dilutive Earnings
For the three months ended March 31, 2004	Net Income	per share	per share
Net income	$18,520	$0.004	$0.004
Deduct: Estimated compensation expense under fair value method	(103)	—	—

Pro forma net income	$18,417	$0.004	$0.004

(16)	Capital Reserve
According to the R.O.C. Company Law, capital reserve can only be used for making up deficits or distribution of stock dividends. The Company cannot use the capital reserve to offset accumulated deficits unless legal reserve is insufficient.

On June 27, 2003, the Company’s shareholders resolved in the Shareholder’s Annual Meeting to use the capital reserve of NT$2,630,621 to make up its accumulated deficits.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(17)	Legal Reserve
According to the R.O.C. Company Law, 10% of the Company’s net income, after deducting previous years’ losses, if any, must be set as a legal reserve prior to any distribution until such reserve is equal to the Company’s paid-in capital. When the legal reserve is equal to 50% of the paid-in capital, 50% of such reserve may be distributed to the Company’s shareholders through the issuance of additional common shares in the form of a stock dividend.

On June 27, 2003, the Company’s shareholders resolved in the Shareholder’s Annual Meeting to use the legal reserve of NT$1,708,689 to make up its accumulated deficits.

(18)	Income Distributions

a.	The Company’s Articles of Incorporation, revised on May 3, 2000, provide that the net income, after deducting the previous years’ losses and the appropriation to the legal reserve (“Distributable Earnings”), may be appropriated or distributed proportionally as follows:

(a)	Dividend to shareholders at 83% of Distributable Earnings;

(b)	Employee bonuses at 15% of Distributable Earnings; and

(c)	Remuneration for directors’ and supervisors’ services at 2% of Distributable Earnings.

Income Distributions, except for the remuneration for directors and supervisors, which must be made in cash, may be made in cash, in the form of common shares or a combination thereof, as determined by the shareholders at the Annual General Meeting. The Company Articles of Incorporation provide that no more than 20% of any distribution to shareholders and employees should be made in cash and employee bonuses will be distributed in the same form as the distribution of dividends to shareholders on a proportionate basis. Furthermore, with the approval of the shareholders at such meetings, the dividend and bonuses may be held wholly or partially as retained earnings for distribution in future years. Distributions are not deductible in the determination of taxable income.

b.	Information related to the distributions of the remuneration for directors and supervisors and employees’ bonuses is as follows:

(a)	No distribution in 2003 due to the Company’s accumulated deficits;

(b)	Information related to employees’ bonuses and remuneration for directors’ and supervisors’ services, approved by the Board of Directors’ and the Shareholders’ Annual Meetings, is accessible on the website of Taiwan Stock Exchange Corporation;

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

c.	The discounts of NT$185,884 and NT$41,165 for shares issued for the conversion of CB I for the year ended December 31, 2003 and for the three months ended March 31 2004, respectively, as well as the discounts of NT$927,496 for new shares offering in November 2003 were charged against retained earnings.

(19)	Treasury Stock

a.	According to the Stock Exchange Regulations of Taiwan, the total repurchased common shares cannot exceed 10% of the Company’s issued common shares. Further, the total repurchase amount cannot exceed the sum of retained earnings and the realized capital reserve.

b.	In accordance with the Stock Exchange Regulations of Taiwan, treasury stock cannot be pledged, voted and eligible to receive dividends.

c.	Based on the Company’s audited financial statements for the year ended December 31, 2003, the maximum common shares allowed to repurchase were 440,275,830 shares. The Company has repurchased 40,000,000 common shares for NT$1,046,071 as of March 31, 2004.

d.	Effective from January 1, 2002, the Company’s shares owned by subsidiaries were treated as treasury stock. The treasury stock transactions for the three-month ended March 31, 2004 and 2003 are as following:

	Beginning balance		Additions		Disposals			Ending balance
							Selling			Market
Subsidiary	Shares	Amount	Shares	Amount	Shares	Amount	Price	Shares	Amount	Value
For the three months ended March 31, 2004
Hui Ying Investment, Ltd.	6,023,152	$142,365	—	$—	—	$—	—	6,023,152	$142,365	$72,639

For the three months ended March 31, 2003
Hui Ying Investment, Ltd.	6,023,152	$142,365	—	$—	—	$—	—	6,023,152	$142,365	$56,859

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(20)	Basic Earnings Per Share

(1)	The Company has a complex capital structure due to the issuance convertible bonds and employee stock option plans. The Company presented basic and diluted earnings per share for the three months ended March 31, 2004, as its stock options possessed dilutive effect if they have been exercised. Nevertheless, the Company presented only basic earnings per share for the comparative period in 2003 as the convertible bonds and stock options possessed an anti-dilutive effect on the Company’s earnings per share. The calculation of the weighted-average numbers of shares is as follows:

	For the three months ended March 31,
	2004	2003
Numbers of common shares outstanding as of January 1	4,390,251,943	3,651,276,875
Bonds converted to common shares for the three months ended March 31, 2003 (41,872,654 shares)	—	7,573,522
Retroactive adjustment for bonus element included in the rights offering on November 11, 2003	—	6,176,139
Bonds converted to common shares for the three months ended March 31, 2004 (48,452,496 shares)	14,005,337	—

Subtotal	4,404,257,280	3,665,036,536
Less: Treasury stock owned by subsidiaries	(6,023,152)	(6,023,152)
Retroactive adjustment of treasury stock owned by the subsidiary for bonus element included in the rights offering on November 11, 2003	—	(10,167)

Weighted-average numbers of shares outstanding	4,398,234,128	3,658,993,217
Potential common shares:
Diluted effect of employee stock options	67,347,808	—

Diluted weighted average number of shares	4,465,581,936	3,658,993,217

	Amount (numerator)		Shares	Earning per share
	Before tax	After tax	(denominator)	Before tax	After tax
First quarter, 2004:
Basic EPS
Net income	$18,520	$18,520	4,398,234,128	$0.004	$0.004

Diluted effect:
Stock option	—	—	67,347,808

Dilutive EPS	$18,520	$18,520	4,465,581,936	$0.004	$0.004

First quarter, 2003:
Basic EPS
Net loss	$(3,210,626)	$(3,210,626)	3,658,993,217	$(0.88)	$(0.88)

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

Pro Forma Information:

Assuming the Company’s shares owned by its subsidiaries were not treated as treasury stock:

	Amount (numerator)		Shares	Net income per share
	Before tax	After tax	(denominator)	Before tax	After tax
First quarter, 2004:
Basic EPS Net loss	$43,456	$43,456	4,404,257,280	$0.001	$0.001

Diluted effect:
Stock option	—	—	67,347,808

Dilutive EPS	$43,456	$43,456	4,471,605,088	$0.001	$0.001

First quarter, 2003:
Basic EPS
Net loss	$(3,226,099)	$(3,226,099)	3,665,026,536	$(0.88)	$(0.88)

(21)	Income Taxes

a.	The Company is entitled to a four-year income tax exemption period on income generated from the cost of the expansion of operations located in HSP. The Company has elected the four-year tax exemption period to run from January 1, 2001 to December 31, 2004.

b.	The Company’s unused investment tax credits were as follows:

Year incurred	Unused amount	Year expired
1999	$134,441	2004
2000	1,192,770	2005
2001	1,359,358	2006
2002	550,083	2007
2003	113,635	2008

Total	$3,350,287

Such tax credits were included in Deferred Income Tax Assets.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

c.	As of March 31, 2004, net operating losses that can be carried forward up to five years were as follows:

Year incurred	Unused amount	Year expired
2002	$6,044,712	2007
2003 (estimated)	8,509,073	2008
2004 (estimated)	1,662,889	2009

Total	$16,216,889

The tax effects of such amounts were included in Deferred Income Tax Assets.

d.	The Company’s income tax returns for the years after 1999 have not been assessed by the National Tax Administration (“NTA”). Administrative remedies were filed for 1997, 1996, and 1995 returns as discussed in the following:

(a)	NTA re-assessed the tax return for 1995 and requested additional tax payment of NT$ 91,772. The Company had made half of the requested tax payment and filed a petition with the Ministry of Finance.

(b)	For 1996 return, NTA requested additional tax payment of NT$114,585. The Company had made half of the requested tax payment and filed a petition with the Ministry of Finance. In May 2003, the petition was denied. The Company then filed an administrative lawsuit on July 11, 2003. The Court has not started processing the case yet.

(c)	For 1997 return, NTA requested additional tax payment of NT$ 83,992. The Company had made half of the requested tax payment and filed a petition with the Ministry of Finance on April 1, 2004.

e.	Deferred tax assets and liabilities as of March 31, 2004 and 2003 were as follows:

	2004.03.31	2003.03.31
(a) Total deferred tax assets	$9,242,340	$8,012,936

(b) Total deferred tax liabilities	$511,165	$234,911

(c) Valuation allowance for deferred tax assets	$6,853,784	$5,860,879

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(d)	Temporary differences that generated deferred tax assets or liabilities:

	2004.03.31		2003.03.31
	Amount	Tax effect	Amount	Tax effect
Recognition of depreciation expense	$(1,957,761)	$(489,440)	$(2,994,812)	$(232,098)

Recognition of amortization expense	$8,766	$2,194	$—	$—

Unrealized inventory provision	$3,215,958	$803,990	$5,771,910	$447,323

Unrealized investment losses	$2,933,137	$733,284	$2,446,231	$189,583

Unrealized royalty expense	$662,373	$165,593	$714,432	$55,368

Unrealized loss of idle assets	$49,869	$12,467	$—	$—

Unrealized lawyer fees	$73,000	$18,250	$—	$—

Unrealized pension expense	$189,458	$47,365	$—	$—

Unrealized bad debt expense	$124,253	$31,064	$183,624	$14,231

Unrealized exchange gains	$(86,900)	$(21,725)	$166,789	$12,926

Unrealized exchange losses	$—	$—	$(36,294)	$(2,813)

Amortization of capacity variance	$86,094	$21,523	$—	$—

Others	$8,618	$2,155	$8,952	$694

Loss carry-forward	$16,216,674	$4,054,168	$11,577,699	$2,894,425

Investment tax credits		$3,350,287		$4,398,386

		2004.03.31	2003.03.31
(e)	Deferred tax assets — current:	$1,191,676	$1,812,070
	Valuation allowance for deferred tax assets — current	(893,478)	(1,160,243)

	Net deferred tax assets — current	298,198	651,827
	Deferred tax liabilities — current	(142,607)	—

	Net deferred tax assets and liabilities — current	$155,591	$651,827

	2004.03.31	2003.03.31
Deferred tax assets — non-current	$8,050,664	$6,200,866
Valuation allowance for deferred tax assets — non-current	(5,960,306)	(4,700,636)

Net deferred tax assets — non-current	2,090,358	1,500,230
Deferred tax liabilities — non-current	(368,558)	(234,911)

Net deferred tax assets and liabilities— non-current	$1,721,800	$1,265,319

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

		2004.03.31	2003.03.31
(f)	Income taxes payable from continuing operation :	$—	$—
	Tax benefit from recognition of depreciation expense	(81,398)	(20,976)
	Tax benefit from recognition of unrealized inventory provision	(462,638)	(3,188)
	Tax benefit from recognition of unrealized royalty expense	(113,245)	(3,241)
	Tax benefit from recognition of unrealized losses of idle assets	(8,602)	—
	Tax benefit from recognition of unrealized lawyer fees	(12,787)	—
	Tax benefit from recognition of unrealized pension expense	(30,503)	—
	Tax benefit from recognition of unrealized bad debt expense	(20,109)	(522)
	Tax expense (benefit) from recognition of unrealized investment losses	52,155	(19,286)
	Tax expense (benefit) from recognition of unrealized foreign exchange gains	1,665	(58,826)
	Tax expense from recognition of unrealized foreign exchange losses	450	14,667
	Tax benefit from amortization of capacity variance	54,659	—
	Tax benefit from investment credits	(113,635)	(332,188)
	Tax expense from allowance for valuation	1,146,132	1,072,745
	Tax benefit from losses carry-forward	(403,168)	(650,273)
	Over accrual of prior year's tax expense	(9,254)	—
	Others	278	1,088

	Income tax expense	$—	$—

(g)	Information relating to the imputation of shareholders’ income taxes:

	2004.03.31	2003.03.31
Available shareholders’ tax credits	$98,284	$111,007

Expected (actual) ratio of shareholders’ tax credits	Not applicant	Not applicant

(h)	Information related to undistributed retained earnings:

	2004.03.31	2003.03.31
After 1998	$(14,084,978)	$(12,679,801)

(22)	Pension Fund
The balances of Employees’ Retirement Fund amounted to NT$645,387 and NT$599,358 as of March 31, 2004 and 2003, respectively. Pension expense recognized for the three months ended March 31, 2004 and 2003 amounted to NT$32,946 and NT$32,765, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(23)	Sales Revenues

	For the three months ended
	March 31,
	2004	2003
Revenues from sales of commodities	$4,789,230	$2,987,176
Service revenues	7,519	1,011
Others	37,951	32,783

Total	4,834,700	3,020,970
Less: Sales return and sales discount	(30,608)	(18,522)

Net sales revenue	$4,804,092	$3,002,448

(24)	Payroll, Depreciation and Amortization Expenses

	For the three-month ended March 31,
	2004			2003
	Under	Under		Under	Under
	cost of	operating		cost of	operating
	goods sold	expense	Total	goods sold	expense	Total
Payroll
Salary	$357,301	$266,019	$623,320	$330,967	$252,789	$583,756
Insurance	25,398	17,355	42,753	26,229	18,525	44,754
Pension	17,759	15,187	32,946	17,815	14,950	32,765
Meal	15,975	9,405	25,380	16,071	9,088	25,159

Total salary	$416,433	$307,966	$724,399	$391,082	$295,352	$686,434

Depreciation	$1,713,460	$131,855	$1,845,315	$2,098,846	$130,752	$2,229,598

Amortization	$12,575	$89,498	$102,073	$6,581	$108,443	$115,024

(Note)	Amortization excludes interest expenses amortized for deferred assets.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

5.	Related Party Transactions

(1)	Related parties and their relationships associated with the Company:

Related parties	Relationship
Macronix America Inc. (“MXA”)	The Company’s equity investee
Macronix (BVI) Co., Ltd. (“BVI”)	The Company’s equity investee
Magic Pixel Inc. (“Magic”)	The Company’s equity investee
MaxNova Inc. (“Maxnova”)	The Company’s equity investee
Macronix (Hong Kong) Co., Ltd. (“MX (HK)”)	The Company’s equity investee
Prominent Communications, Inc. (“Prominent”)	The Company’s equity investee
Joyteck Co., Ltd. (“Joyteck”)	The Company’s equity investee
Wedgewood International Ltd. (“Wedgewood”)	A subsidiary’s equity investee
New Trend Technology Inc. (“NTTI”)	A subsidiary’s equity investee
Macronix Europe, NV. (“MXE”)	A subsidiary’s equity investee
Biomorphic VLSI, Inc. (“Biomorphic”)	A subsidiary’s equity investee
Macronix Pte Ltd. (“MPL”)	A subsidiary’s equity investee
Tower Semiconductor Ltd. (“Tower”)	A subsidiary served under the Board
FueTrek Co., Ltd. (“FueTrek”)	A subsidiary served under the Board
Raio Technology Co., Ltd. (“Raio”)	A subsidiary’s equity investee
United Industry Gas Co., Ltd. (“UIG”)	The Company served as inspector
Powertech Technology Inc.(“Powertech”)	The Company served under the Board
Ardentec Corporation (“Ardentec”)	The Company served under the Board
Macronix Education Foundation	Share the same president with the Company

(2)	Significant Transactions with Related Parties:

a.	Sales to related parties were as follows:

	For the three months ended March 31,
Related parties	2004	2003
MX(HK)	$481,103	$—
MXA	218,509	118,136
MXE	193,059	101,859
Magic	17,755	—
Raio	10,597	34,833
Biomorphic	262	29,172
Others	1,661	—

Total	$922,946	$284,000

Sales to MXA, MXE and MX (HK) are priced approximately at 88%, 88% and 94%, respectively, of prices ultimately charged. Sales to Magic are priced approximately at 106% of the front-end unit cost plus 112% of backend unit cost. Sales prices to Raio and Biomorphic are not comparable to regular customers as products are customer-made.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

The payment term with the related parties is 45 to 60 days after the month end, similar to that with regular customers.

b.	Expenses paid to related parties were as follows:

		For the three months ended
		March 31,
Related parties	Account	2004	2003
BVI	Selling expenses	$33,654	$23,667
MXA	Selling expenses	27,664	23,394
Magic	Research and development expenses	11,973	—
NTTI	Research and development expenses	9,515	30,369
MPL	Selling expenses	3,601	3,273
MXE	Selling expenses	2,303	—
MXIC Education Foundation	Administrative expenses	—	4,665

Total		$88,710	$85,368

c.	There was no transaction related to sale of assets to related parties for the three months ended March 31, 2004.

Disposals of assets for the three months ended March 31, 2003 were as follows:

Related parties	Item	Book value	Gain
Magic	Fixed assets	$3,200	$114
	Software	416	14

Total		$3,616	$128

d.	Subcontract processing charges from related parties for the three months ended March 31, 2004 and 2003 were as follows:

	For the three months ended March 31,
Related parties	2004	2003
Powertech	$44,288	$58,959
Ardentec	42,217	19,394

Total	$86,505	$78,353

Subcontract processing charges were recorded as manufacturing expenses.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

e.	Operating leases to related parties were as follows:

	For the three months ended March 31
Related parties	2004	2003
Maxnova	$1,128	$—
Joytech	230	—
Raio	147	1,510

Total	$1,505	$1,510

The lease income from the related parties was charged monthly and recorded as other income under non-operating income.

f.	The Company purchased industrial gas from UIG totaling NT$25,587 and NT$24,183 for the three months ended March 31, 2004 and 2003, respectively. The cost was included under cost of goods sold.

g.	The Company purchased wafers from Tower totaling NT$1,214 and NT$27,683 for the three months ended March 31, 2004 and 2003. The cost was included under cost of goods sold.

h.	Commodities purchased from related parties were as follows:

	For the three months ended March 31,
Related parties	2004	2003
Prominent	$—	$63,798
Biomorphic	—	48,427
Raio	—	3,231

Total	$—	$115,456

The cost was included under cost of goods sold.

i.	The Company entered into an IP license agreement with FueTrek in 2002 and paid in full the amount of NT$10,050 (JPY$34,300) as of March 31, 2004. The Company recorded such amount as a deferred asset and amortized it over the contract term.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(3)	Receivables and Payables with the Related Parties were as follows:

a.	Accounts receivable

Related parties	2004.03.31	2003.03.31
MX(HK)	$336,639	$—
MXE	120,610	68,574
MXA	117,747	55,746
Biomorphic	44,865	46,704
Raio	13,392	35,433
Magic	12,252	—
NTTI	6,357	—
UIG (note)	1,723	16,483
BVI	—	2,413
Others	2,650	14,373

Total	656,232	239,726
Less: Allowance for doubtful accounts	(47,926)	(13,000)

Net	$608,306	$226,726

(note)	Electricity charges

b.	Accounts payable

Related parties	2004.03.31	2003.03.31
Powertech	$53,067	$54,602
MXA	40,090	17,988
Ardentec	38,893	5,753
UIG	14,505	8,355
Magic	12,084	—
NTTI	11,889	35,305
BVI	11,197	14,461
Biomorphic	2,718	12,713
MPL	2,365	2,123
Prominent	—	14,491
Others	2,604	1,260

Total	$189,412	$167,051

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(4)	In 2002, the Board of Directors approved to provide guarantee, not to exceed USD$150,000 in total, for BVI and its subsidiaries for debts and derivative financial instrument transactions. The guarantee for Biomorphic expired at July 14, 2003. On April 28, 2003, the Board approved a $100,000 guarantee for letters of credit issued to MX(HK). The summary was listed as follows:

Related parties	2004.03.31		2003.03.31
Wedgewood	USD$	95,000	USD$	85,000
BVI		31,600		19,000
Biomorphic		—		3,400

Subtotal	USD$	126,600	USD$	107,400

MX(HK)	NT$	100,00	NT$	—

6.	Assets Pledged as Collateral

The Company pledged its assets for the following reasons: security to foreign labor employment, customs clearance deposits, deposits for executing technology agreement with government, compensated deposits, guarantees for investees, capital leases and long-term loans. See the following for a summary:

Account	2004.03.31	2003.03.31
Restricted certificate of deposits-current	$1,114,099	$3,042,660
Restricted certificate of deposits-non-current	247,687	260,625
Property, plant and equipment	15,427,185	16,068,256

Total	$16,788,971	$19,371,541

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

7.	Commitments and Contingencies

The Company’s commitments and contingencies, excluded in the financial statements, as of March 31, 2004 were as follows:

(a)	Letters of credit issued for future deliveries of equipment amounted to NT$665,962.

(b)	The Company’s significant construction and machinery contracts totaled approximately NT$4,920,118. As of March 31, 2004, the Company has paid NT$2,596,711 pursuant to these contracts.

(c)	The land on which the Company located was leased from the HSP. The lease term is from 1990 to 2020 and is renewable at the Company’s option. The irrevocable lease payments will be NT$64,384 for Year 2004, NT$321,922 in total for the years from 2005 to 2009, and NT$203,689 in total for the years from 2010 to 2020.

(d)	Certain debt agreements, entered into by the Company with several banks including Chiao Tung Bank, require the Company to issue additional common shares for cash under the condition when the Company’s debt to equity ratio is greater than 1.2 or when the Company’s current ratio exceeds 1.0.

(e)	The Company entered into an operating lease agreement of USD$2,608 for R&D software. The lease term is from 2003 to 2006. The lease obligations shall be paid annually in four installments, starting from November 31, 2003 to October 31, 2006. As of March 31, 2004, the Company had paid USD$329 pursuant to the agreements. Future irrevocable payments are USD$901, USD$901 and USD$477 for 2004, 2005, and 2006, respectively.

(f)	The license fees for the products license agreements entered into between the Company, A company, and B company totaled USD$46,000. As of March 31, 2004, the Company had paid USD$31,000 pursuant to the agreements.

(g)	The license fee for the products license agreement entered into by the Company, and C company totaled USD$2,907. As of March 31, 2004, the Company had paid USD$2,024 pursuant to the agreements. Future running royalties will be charged based on percentage of net sales from licensed products as determined under the agreement.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(h)	The Company entered into a technology agreement with D company. As of March 31, 2004, the fixed license fees for the technology agreement have been fully paid. Additional running royalties will be charged based on percentage of net sales from the licensed products pursuant to the agreement. According to the agreement, the Company is required to prepay USD$22,000 of running royalties from 2003 to 2006. As of March 31, 2004, USD$5,000 has been paid while remaining USD$17,000 is guaranteed by standby letters of credit.

(i)	In August 1997, Atmel Corporation (“Atmel”) filed a complaint against MXA for infringement of Atmel’s patents No. 096 and 747. MXA applied for Motion for Summary Judgement for both patents. On January 14, 2002, the Court issued an order denying Atmel’s motion to correct inventorship of the 747 patent. Based on that order, MXA had sought a ruling of invalidity of the 747 patent due to incorrect inventorship, and kept awaiting the Court’s decision. On May 14, 2003, the Court granted the Company’s Motion for Summary Judgement of invalidity of the 747 patent due to nonjoinder of co-inventor. Specifically, the Court’s Order found that all claims of the 747 patent were invalid for nonjoinder of a co-inventor. The Court has also granted the Company’s Motion for Summary Judgement against three of the four asserted claims of the 096 patent, leaving only one claim to be litigated on the 096 patent. Both parties applied for summary judgment for infringement of the 096 patent. On February 23, 2004, the court revoked both parties’ summary judgments as the evidence was insufficient. However, the court’s explanation of inventorship was in favor of MXC. The case will be further examined by the court.

(j)	On April 1, 2002, certain shareholders of Tower Semiconductor Ltd. (“Tower”) filed a lawsuit in U.S., naming Tower, several shareholders (including the Company), and Board members (including Miin Wu, one of the Board member and the President of the Company) as defendants, alleging the defendants for violation of U.S. Securities Exchange Act of 1934 Section 14(a), Section 20(a) and Rule 14a-9. The Company believes it has meritorious defense to the case.

8.	Significant Disaster Losses

No significant disasters occurred during the period.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

9.	Significant Subsequent Events

a.	On November 17, 2003, the Board of Directors approved a resolution to issue 525,000,000 common shares with NT$ 10 at par by means of 13,125,000 Global Depositary Shares (“GDS”). The application of this offering was authorized by the SFC on January 30, 2004 and offering was completed on April 5, 2004. Main terms of the offering were as follows:

i)	Offering amount: USD$ 173,250.

ii)	Number of GDS offered: 13,125,000 GDSs, representing 525,000,000 common shares.

iii)	Common stock conversion ratio: 40 common shares per GDS.

iv)	Offering price per GDS: USD$13.25, representing NT$10.9 per common share.

v)	Trading places: Europe, Asia and the United States.

vi)	Listing place: Luxembourg Stock Exchange

b.	On March 30, 2004, the Company’s 2004 employee stock option plan was authorized by the Securities and Futures Commission (“SFC”) to grant up to 200,000,000 units for the period from March 31, 2004 to March 31, 2005. On April 9, 2004, 176,461,000 units was granted with the exercise price at NT$14.55. The options are exercisable between April 9, 2006 and April 8, 2010.

10.	Financial Instruments

a.	Contract amount or notional amount and credit risk:

	2004.03.31		2003.03.31
	Contract amount or	Credit	Contract amount or	Credit
Financial Instrument	Notional amount	risk	Notional amount	Risk
Options purchased for hedging purpose	USD$ 5,000	—	¥232,500	—
Options written for hedging purpose	NT$386,600	—	—	—
	USD$ 8,000	—	—	—
Cross currency interest rate swaps for hedging purpose	—	—	USD$ 2,000	—
Dual currency deposit for trading purpose	—		USD$ 10,000

Credit risk amount represents forward exchange contracts with a positive fair value factoring in the offsetting effect of the master netting arrangement as of the balance sheet date. If the credit risk amount is positive and the transaction party breaches the contract, the Company will incur a loss. However, the possibility of incurring a loss is remote since the Company’s counter parties are reputable.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

b.	Market value risk:
Market value risk is insignificant due to the hedging purpose of the forward exchange contracts, option contracts and cross currency swaps. The gains or losses from fluctuations of interest and exchange rates will be offset by the gains or losses from the underlying assets and liabilities denominated in foreign currencies. In addition, market value risk in the dual currency deposits contracts shall be considered low because the range of foreign exchange rates is fixed.

c.	Liquidity risk:
No significant cash flow risks are expected as the exchange rates on the forward contracts are fixed, and the Company expects to have sufficient Japanese Yen assets to meet the cash requirements.

d.	Types of derivative financial instruments, purpose of holding the derivative financial instruments and the strategy for achieving the hedging purpose:
The Company’s derivative financial instruments are entered into mainly for hedging purposes. The purpose of holding forward exchange contracts, option contracts and cross currency swaps is to hedge exchange rate risk resulting from assets, liabilities or commitments denominated in foreign currency. The Company’s hedging strategy is to mitigate into market price risk. Derivative financial instruments selected for hedging purposes are reviewed and anti-co-related with the fluctuation of the fair value of derivatives hedged. Derivatives are evaluated periodically. In addition, the primary purpose of holding dual currency deposit option contracts is to earn higher interest revenue within a fixed range of foreign exchange rates.

e.	Presentation of derivative financial instruments: Forward exchange contracts receivable and payable are reported under current assets and liabilities on a net basis if any right of offset exists.

Foreign exchange losses earned for the three months ended March 31, 2004 amounted to NT$16,599 and recorded as other losses under non-operating losses. Gains and losses related to option contracts are recorded upon the contracts are exercised.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

f.	Fair value of financial instruments:

	2004.03.31		2003.03.31
	Carrying	Fair Value	Carrying	Fair Value
Non-derivatives	Value NT$	NT$	Value NT$	NT$
Assets
Cash, cash equivalents and restricted certificate of deposits	$8,613,755	$8,613,755	$9,417,522	$9,417,522
Notes and accounts receivable (including receivables from related parties)	2,941,216	2,941,216	2,331,059	2,331,059
Other receivables	219,460	219,460	226,726	226,726
Other financial assets	—	—	173,750	173,750
Long-term investments-market value unavailable	4,243,663	4,243,663	4,090,483	4,090,483
Long-term investments-with market value	102,655	604,052	37,671	41,205
Liabilities
Short-term debts	614,247	614,247	—	—
Payables	3,978,493	3,978,493	4,111,062	4,111,062
Long-term debts (including current portion) — with variable interest rates	8,767,770	8,767,770	9,466,090	9,466,090
Capital lease obligations (including current portion)	779,896	764,013	1,451,951	1,405,569
Bond payable (including current portion)	3,000,000	3,098,074	3,000,000	3,047,933
Convertible debentures (including current portion)	6,808,365	7,044,700	15,639,107	15,071,893

Derivatives

Hedging:
(1) Asset
Cross currency interest rate swaps	—	—	10,355	11,090
Option purchased	—	3,913	—	525
(2) Liabilities
Dual currency deposit	—	—	—	(3,244)
Option written	—	(2,621)	—	—

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

The methods and assumptions used to estimate the fair value of derivative financial instruments were as follows:

(1)	The fair value of the Company’s short-term financial instruments was based on the book value of those instruments at the reporting date due to the short maturity of those instruments. This method was applied to cash and cash equivalents, restricted certificate of deposits, receivables, payables and short-term debts.

(2)	The fair value of the Company’s marketable securities was based on the market prices at the reporting date if the market prices were available. The fair value of the Company’s marketable securities is based on financial data or any other information if market prices were not available.

(3)	The fair value of the Company’s long-term borrowings bearing variable interest rates, which includes the current portion of long-term debts, was estimated using the book value of the debt at the reporting date.

(4)	The fair value of bonds payable and convertible bonds payable were based on the market prices at the reporting date if market prices were available or estimated using the discounted cash flow method based on the Company’s borrowing rates for similar types of borrowings.

(5)	The fair value of derivative financial instruments (normally includes unrealized gains or losses from outstanding forward exchange contracts) was assumed to be based on the amount that the Company was entitled to receive or obligated to pay if the Company terminated the contracts at the balance sheet date.

11.	Others Certain accounts in the financial statements of the Company as of March 31, 2003 have been reclassified to conform to the presentation of the current period.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: May 31, 2004	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center